Exhibit 99.1

JA Solar Announces Receipt of Revised Non-binding Proposal to Acquire the Company

Beijing, China, June 6, 2017 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or “JA”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its board of directors (the “Board”) has received a revised non-binding proposal letter, dated June 6, 2017, from Mr. Baofang Jin, chairman and chief executive officer of the Company, and Jinglong Group Co., Ltd., a British Virgin Islands company of which Mr. Baofang Jin is the sole director (together , the “Buyer Group”) to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$6.80 in cash per American depositary share (“ADS”, each representing five ordinary shares), or US$1.36 per ordinary share. A copy of the proposal letter is attached hereto as Exhibit A.

The special committee of the Board (the “Special Committee”), formed to consider the original proposal by the Buyer Group, intends to evaluate this revised proposal with the assistance of its financial and legal advisors. The Special Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the revised proposal. There can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

Safe-Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

Exhibit A

June 6, 2017

The Board of Directors

JA Solar Holdings Co., Ltd. (the “Company”)

Building No.8, Noble Center, Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Dear Members of the Board of Directors:

Reference is made to the non-binding preliminary proposal, dated June 5, 2015 (the “Original Proposal”), made by Mr. Baofang Jin, chairman and chief executive officer of the Company, and Jinglong Group Co., Ltd., a British Virgin Islands company of which Mr. Baofang Jin is the sole director (together , the “Buyer Group”), to acquire all of the outstanding ordinary shares (the “Shares”) of the Company not already owned by the members of the Buyer Group or their respective affiliates (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s board of directors and its advisors so far to consider and evaluate our Original Proposal. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition and to revise our offer price (the “Offer Price”) to US$6.80 in cash per American Depositary Share of the Company (“ADS”, each representing five Shares), or US$1.36 in cash per Share.

Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions faced by the Company. In particular,

•                  The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets. These developments have negatively affected our ability to raise the necessary equity and debt financing required by our Original Proposal.

•                  Outlook for the solar industry remains gloomy in the short term due to increasing overcapacity and slowing demand. In the first quarter of 2017, the Company’s gross margin went down 120 and 490 basis points quarter-on-quarter and year on year due to lower average selling prices. Prices of, and demand for, photovoltaic modules and cells in China are expected to weaken after June 30, 2017, the grid-connection deadline to avoid planned tariff cuts. The Company also expects possible price and volume decline in South America and India, which are perceived to be the key markets for solar demand growth.

•                  The growth prospect of the Company is subject to increased uncertainty in trade policy and government subsidies, where changes can occur unexpectedly.  For example, a U.S. solar manufacturer recently filed a minimum import price petition under Section 201 of the Trade Act of 1974 with The United States International Trade Commission. If the United States grants Section 201 relief with a four-year minimum import price on photovoltaic modules and cells, which could be set at roughly twice the current market price, the Company’s business would be negatively affected.

•                  China’s GDP growth rate was 6.7% in the 2016, which was the lowest since 1990, and the economic slowdown and challenges to the macroeconomic environment in China are expected to sustain. The solar industry in China may have reached market saturation after rapid development over the past few years. The annual demand for photovoltaic modules in China is predicted to drop from 34.2 gigawatts in 2016 to 31.5 gigawatts in 2017. Coupled with overcapacity in the Chinese solar industry, the Company may face greater challenges to grow or even to maintain its market position.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition would provide attractive value to the Company’s shareholders. We hope that the Special Committee will give prompt consideration to our revised proposal and we are prepared to move forward with the Acquisition on an expedited basis.

Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to hearing from you.

By:	/s/ Baofang Jin
Baofang Jin

Jinglong Group Co., Ltd.

By:	/s/ Baofang Jin
Name: Baofang Jin
Title: Authorized Signatory